

Mail Stop 4631

June 15, 2009

Howard L. Brown
Chief Financial Officer
Ahern Rentals, Inc.
4241 South Arville Street
Las Vegas, Nevada 89103

> **Re: Ahern Rentals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 333-128688**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

General

1.   Please include selected quarterly financial data in future filings as required by Item 302 of Regulation S-K.

Item 6. Selected Financial Data, page 19

2.   We note your presentation of the non-GAAP measure EBITDA. Based on your disclosures, it appears to us that you use this to assess performance and liquidity.

> If your disclosures continue to imply that EBITDA is a liquidity measure, please revise future filings to also reconcile it to operating cash flows. In addition, since you use EBITDA as a performance measure and since it eliminates recurring items necessary for your operations, please revise future filings to fully comply with our response to question 8 in the related FAQ regarding non-GAAP measures, including disclosing the material limitations of the measure, particularly in light of the nature of your business.

Item 7. Management's Discussion and Analysis, page 21
Recent Developments, page 23

3.   We note the subsequent reorganization of your management structure. Please tell us if and how the reorganization to a geographic region based management structure will impact your segment reporting under SFAS 131. Also, please fully explain and demonstrate to us how you determined all your operating segments are economically similar.

Liquidity and Capital Resources, page 27

4.   To the extent that future non-compliance of any debt covenants is reasonably likely, please revise future filings to disclose and discuss the specific terms of any such covenants as well as the terms of your most significant and restrictive covenants. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. Such disclosures may help investors understand the magnitude of and trends associated with actual and required ratios/amounts. See Sections I.D and IV.C of Release No. 33-8350, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

Item 9A. Controls and Procedures, page 30

5.   Please confirm and revise future filings to clarify that your assessment of effectiveness is based on the complete two-part definition of disclosure controls and procedures by including both parts of the definition in your conclusion. Alternatively, you may simply state that your disclosure controls and procedures are "effective" or "ineffective", whichever the case may be, without defining them. See Item 307 of Regulation S-K.

Note 1. Nature of business and summary of significant accounting policies, page 45
Property and equipment and depreciation and amortization, page 46

6.   Please revise future filings to disclose and discuss ordinary repair and maintenance costs expensed during each period and the weighted average age of your rental fleet at each period end here or in MD&A.

Revenue recognition, page 46

7.   Please tell us and revise future filings to clarify how rental revenues are "earned" over the contract terms in accordance with paragraph 19(b) of SFAS 13.

Note 6. Commitments and Contingencies, page 49

8.   We note your disclosures regarding the lawsuit settlement in October 2008 as well as the risk factor "*The nature of our business exposes us to liability claims, which may exceed the level of our insurance*" on page 15. Please revise future filings to disclose your insurance coverage levels.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief